FNX AND DYNATEC EXERCISE SUDBURY OPTION
AGREEMENT AND ACQUIRE 100% OWNERSHIP IN FIVE
SUDBURY BASIN PROPERTIES

Toronto, Ontario, December 10, 2003 -- FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) announce today that, effective December 1, 2003, they have exercised the option to purchase agreement (the "Agreement") with Inco Limited and have acquired a one hundred per cent interest in the mineral rights to the McCreedy West, Levack, Norman, Kirkwood, and Victoria properties.

In addition to acquiring the one hundred per cent ownership of the mineral rights, the Sudbury Joint Venture, owned 75% by FNX and 25% by Dynatec, has access to and use of such part of the surface rights and facilities on the properties as required by the Sudbury Joint Venture to permit exploration, development and mining operations, subject to certain conditions as Inco may reasonably require.

In order to exercise the option granted under the Agreement, the Sudbury Joint Venture, among other things, was required to incur exploration expenditures totaling C$30 million on the properties over a 52-month period, commencing January 10, 2002. The Sudbury Joint Venture's exploration expenditures totaled $15.2 million in 2002 and will total $24.5 million in 2003. These expenditures enabled the Sudbury Joint Venture to exercise the option well ahead of time.

The Sudbury Joint Venture and Inco shall enter into an Off-Take agreement for each deposit that the Sudbury Joint Venture brings into production. Inco shall have the right to purchase all mineral products produced on the properties by the Sudbury Joint Venture. Inco shall pay the Sudbury Joint Venture under the terms of such agreements for recovered accountable metals derived from the properties, less applicable milling, smelting and refining charges. Inco shall have the right to refuse to purchase any mineral products that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such mineral products, in which case, the Sudbury Joint Venture shall be entitled to have such mineral products processed by a third party whereby Inco shall be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious metals.

The Sudbury Joint Venture shall be responsible for all environmental liabilities incurred on the properties that result from its actions. Inco will continue to be responsible for all environmental liabilities existing on the properties prior to the signing of the Agreement.

If the Sudbury Joint Venture discovers a separate and distinct new deposit on any of the properties that contains mineral resources of at least 600 million pounds of nickel or nickel equivalent, Inco shall have a Buy-Back Right and can reacquire a 51% interest in such a new deposit by providing the financing to bring the new deposit into commercial production and carrying the Sudbury Joint Venture's 49% interest through to production. If Inco reacquires a 51% interest in a new deposit, Inco and the Sudbury Joint Venture will form a joint venture to develop and mine the new deposit, with Inco as the operator.

Terry MacGibbon, President and CEO of FNX, noted that, "Exercise of the option more than two and one half years ahead of schedule was a result of the Sudbury Joint Venture's early and ongoing exploration successes and the recognition that both known deposits and new discoveries could be rapidly brought to production. In addition to exercising the option early, we have gone from the start up of exploration to mining in just 14 months. This was achieved by the use of existing surface and underground infrastructure on the properties and having Dynatec as our mine operator and Inco to process and treat the ore. This demonstrates the credibility and effectiveness of FNX's unique operating model."

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec Corporation (see February 3, 2002 FNX and DY press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated May 9, 2003.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results as well as historical data reported herein. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. Please see the July 16, 2003 FNX press release for a description of sample preparation and assay procedures for the Sudbury Joint Venture.

This press release contains certain forward-looking statements. While these forward-looking statements represent our best current judgment, they are subject to a variety of risks and uncertainties, including the risk factors listed in FNX Mining's Annual Information Forms posted on FNX's website, that are beyond the company's ability to control or predict and which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
FNX Website - www.fnxmining.com